

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

<u>Via E-mail</u>
Mr. Robert A. Schick
President
Lyons Bancorp, Inc.
35 William Street
Lyons, New York 14489

Re: Lyons Bancorp, Inc.
Registration Statement on Form 1-A
Filed March 5, 2012
File number 024-10316

Dear Mr. Schick:

We have reviewed your Form 1-A and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Circular Cover</u>

1. Please revise the first paragraph to clarify that the shares will be sold in the rights offering on a best efforts basis.

2. We note you are using a price range. Please advise us how and by what means you intend to file a final priced offering, e.g., by pre- or post-qualification amendment, etc. Confirm that no sales will be made unless preceded by the filing of an amendment with a final price that is qualified by the Commission. Otherwise, revise to use a single price in a pre-qualification circular.

3. In the second paragraph, disclose that the minimum purchase level in the supplemental offering is 500 shares.

4. We note the third paragraph statements that the rights offering and the supplemental offering may be extended. Please revise to provide a calendar date beyond which the offerings may not be extended.

Questions and Answers…, page 3
What are the U. S. federal income tax…, page 8

5. Revise the cross-reference here and in the discussion on page 15 to match the caption in the Table of Contents. Both cross-references should include the page number of the main discussion, for example, on page 43. The page 43 caption should match the Table of Contents as well as both cross-references.

If the rights offering is not completed…, page 6

6. Please revise to indicate that funds will be "promptly returned" not "as soon as practicable".

How can I get further information…, page 10

7. Please tell us how you have arranged to answer questions so that ordinary customers of the bank are not confused between purchases in the offerings and ordinary, FDIC insured investment vehicles.

Note regarding Forward-Looking Statements, page 19

8. Please move this section to follow the risk factors.

Risk Factors, page 20

9. In the first risk factor, and a number of others, you indicate that there is "no assurance" as to a particular result, or include a similar statement. Please revise the risk factor section to remove this type of language. Rather, the narrative should indicate how the risk is particular to the company. For example, in the first risk you might say instead of "no assurance," that "it may not be sustained".

Because we do not have any formal commitments…, page 30

10. Similar to this issue, please add a risk factor disclosure to indicate that because there is no minimum offering, purchasers in this offering may be one of a few to purchase and management's plans for the offering proceeds may not be met.

Use of Proceeds, page 33

11. Please revise this table to indicate the price and number of shares used in each example.

Market For Our Common Stock…, page 46

12. Confirm to us that the $33.33 prices in 2011 are the high price for each quarter or add an explanation as to why that amount is used. In addition, add, as applicable, the disclosures contained in the last 2 sentences of Item 201(a)(iii) of Regulation S-K.

Capitalization, page 49

13. Indicate the price per share used in your calculations. In addition, revise to include columns for 10%, 50% and 100% of the shares offered.

14. We note your disclosure stating you have retroactively adjusted the data presented in the capitalization table to reflect the 3-for-2 stock split effective February 29, 2012. However, we are unable to recalculate various equity balances presented in this table. It also appears that the par value amount was not retroactively adjusted for the stock split. For instance, if we multiply the stated par value of $0.50 per share by 1,301,496 shares issued as of December 31, 2011, the common stock balance is not equal to the $434 thousand reported. Please provide us with a reconciliation of your capital structure prior to and post the stock-split and adjust your equity balances as needed if the par value was not properly adjusted for the stock split. You may also need to revise Note 11 on page F-34.

Plan of Distribution, page 50

15. Please advise the staff, and revise this section, to clarify who will be participating in the selling efforts for your company and whether they will rely on the safe harbor contained in Rule 3a4-1. If insiders plan to rely on this rule, please supplementally provide your analysis as to how you determined that they met the rule's requirements.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

Allowance for Loan Losses, page F-12

16. We note your disclosure stating that appraisals and/or chattel evaluations are required within 180 days of impairment unless an existing evaluation is less than 24 months old and no market or physical deterioration is noted. Please address the following:

- Revise to clarify the meaning of chattel evaluations;
- Tell us how you determine whether to perform an appraisal or chattel evaluation and whether they are performed by third parties or internally;
- Tell us in detail how and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- Tell us why you believe using appraisals or evaluations over twelve months old is appropriate given the market conditions and declining sales values over the past few years. Please tell us the other compensating procedures or actions you took to determine the fair value of the collateral on the property and how this is considered and reflected in your financial statements.

If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Note 10- Income Taxes, page F-33

17. Please revise to include the disclosures required by paragraphs 3 and 12 of ASC 740-10-50.

Exhibits

18. We may have further comments when all of your exhibits are filed, including the legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By email: Timothy D. Condon
        tcondon@woodsoviatt.com